EXHIBIT 99.1

Osisko Files 2023 Year-End Disclosure Documents

MONTRÉAL, March 28, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (TSX & NYSE:OR) announces that its Annual Information Form, Consolidated Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2023 have been filed with Canadian securities regulatory authorities. Osisko has also filed its Annual Report on Form 40-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com, www.sec.gov (for the Form 40-F) or www.osiskogr.com.

Shareholders may also receive a hard copy of these documents without charge upon request to Osisko’s Investor Relations Department, 1100 av. des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montreal, Québec, Canada H3B 2S2, or to info@osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes, including 19 producing assets. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, one of Canada’s largest gold operations.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Mobile: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com